Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

              July 19, 2013

Ms. Cecilia Blye
Office of Global Security Risk
Securities and Exchange Commission
Washington D.C. 20549

Re:	Scorpio Tankers Inc.
Form 20-F: For the year ended December 31, 2012
Filed March 29, 2013
File No. 1-34677

Dear Ms. Blye:

On behalf of Scorpio Tankers Inc. (the "Company"), we submit this response to your letter dated June 28, 2013, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2012.  The Company's responses, together with the Staff's comments, are set forth below.

Risk Factors, page 4
If our vessels call on ports located in countries that are subject to sanctions…, page 10

1.
You disclose that none of your vessels have called on ports located in Iran, Syria, Sudan or Cuba, countries identified as state sponsors of terrorism by the U.S. Department of State, but in the future, your vessels may call on ports in these countries from time to time on charterers' instructions. Please tell us whether your charter parties/contracts include provisions relating to your vessels calling on ports in the above-referenced countries.

The Company currently employs its operating fleet of 17 wholly-owned tankers (four LR1 tankers, one LR2 tanker, one Handymax tanker, ten MR tankers, and one post-Panamax tanker) and 26 time chartered-in tankers (seven Handymax tankers, eight MR tankers, three LR1 tankers and eight LR2 tankers, including two vessels we expect to be delivered to us by September 2013), as follows:

●
eight handymax tankers in the Scorpio Handymax Tanker Pool ("SHTP") pursuant to a pooling agreement.  SHTP is operated by Scorpio Commercial Management ("SCM") and charters the Company's vessels to third parties.  Both SHTP and SCM are related to the Company.

●
seven LR1 tankers and one post-panamax tanker in the Scorpio Panamax Tanker Pool ("SPTP") pursuant to a pooling agreement.  SPTP is operated by SCM and charters the Company's vessels to third parties.  SPTP is related to the Company.

●
nine LR2 tankers in or expected to be in the Scorpio LR2 Pool ("SLR2P") pursuant to a pooling agreement. SLR2P is operated by SCM and charters the Company's vessels to third parties.  SLR2P is related to the Company.

●	16 MR tankers in the Scorpio MR Pool ("SMRP") pursuant to a pooling agreement. SMRP is operated by SCM and charters the Company's vessels to third parties. SMRP is related to the Company.

●	two MR tankers in the spot market under short-term charter agreements.

The SHTP, SPTP, SLR2P and SMRP are spot-oriented pools and are collectively referred to as the "Scorpio Group Pools".  In addition, the Company has contracts for the construction of an additional 53 newbuilding vessels.

The Company's pooling agreements with the Scorpio Group Pools and short-term charter agreements contain trading restrictions intended to obligate the ultimate charterer to comply with any sanctions or regulations imposed by, among others, the United States, the European Union and the United Nations.

2.
You disclose that institutional investors with policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified as state sponsors of terrorism may decide not to invest in, or to divest from, your common stock. It appears from this disclosure that you may enter into contracts with U.S.-designated state sponsors of terrorism. Please clarify for us whether you anticipate entering into such contracts and, if so, describe for us the types of contracts you may enter into with state sponsors of terrorism.

The Company does not intend to have in the future, any agreements, commercial arrangements, or other contacts with the governments of, or entities controlled by the governments of, Iran, Syria, Sudan or Cuba, and does not intend to provide any goods or services, to the governments of, or entities controlled by the governments of, such countries. In addition, the Company does not intend to involve any of its employees in operations associated with those countries.

____________________

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

____________________

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1265 or Keith Billotti, Esq. at (212) 574-1274.

Very truly yours, SEWARD & KISSEL, LLP By: /s/ Edward Horton Edward Horton, Esq.
Jennifer Hardy, Esq. Special Counsel Securities and Exchange Commission Max Webb Assistant Director Securities and Exchange Commission Brian Lee Chief Financial Officer Scorpio Tankers Inc.